March 2007	Pricing Sheet dated March 23, 2007 relating to
Preliminary Terms No. 221 dated February 22, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
10% HITSSM
Based on Allegheny Technologies Incorporated Common Stock
High Income Trigger SecuritiesSM

PRICING TERMS – MARCH 23, 2007
Issuer:	Morgan Stanley
Maturity date:	April 20, 2008
Underlying stock:	Allegheny Technologies Incorporated common stock (“ATI Stock”)
Aggregate principal amount:	$13,000,000
Initial share price:	$108.01
Coupon:	10% per annum, payable quarterly beginning July 20, 2007.
Payment at maturity:

If ATI Stock has not declined to or below the trigger price at any time on any trading day from, and including, the pricing date to, and including, the determination date, the stated principal amount of $10; otherwise, a number of shares of the ATI Stock corresponding to the exchange ratio. If shares of ATI Stock are delivered in exchange for each HITS, the value of those shares will likely be less than the stated principal amount and could be zero.

Exchange ratio:	0.09258 shares of ATI Stock per HITS, which equals the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger level:	75%
Trigger price:	$81.0075 (75% of the initial share price)
Determination date:	April 17, 2008 (2 trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Stated principal amount:	$10
Issue price:	$10 (see “Commissions and issue price” below)
Pricing date:	March 23, 2007
Original issue date:	March 30, 2007 (5 business days after the pricing date)
CUSIP:	61750V485
Listing:

The HITS have been approved for listing on the American Stock Exchange LLC (“AMEX”) subject to official notice of issuance. The AMEX listing symbol for the HITS is “AAY.” It is not possible to predict whether any secondary market for the HITS will develop.

Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per HITS	$10.00	$0.20	$9.80
	Total	$13,000,000	$260,000	$12,740,000

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of HITS purchased by that investor. The lowest price payable by an investor is $9.925 per HITS. Please see “Issue price” on page 4 of the Preliminary Terms for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for HITS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 221 dated February 22, 2007
Amendment No. 1 to Prospectus Supplement for HITS dated December 21, 2006
Prospectus dated January 25, 2006